SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2019

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Poll Results of the Annual General Meeting held on May 22, 2019

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	May 23, 2019		By:	/s/ Li Yue
				Name:	Li Yue
				Title:	Executive Director and Chief Executive Officer
4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNUAL GENERAL MEETING HELD ON WEDNESDAY, 22 MAY 2019

POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the “AGM”) of China Mobile Limited (the “Company”) held on Wednesday, 22 May 2019 at 10:00 a.m. in the Ballroom, InterContinental Hong Kong, 18 Salisbury Road, Kowloon, Hong Kong are as follows:

Resolutions passed at the AGM		No. of Votes (%)
		For	Against
1	To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2018.	18,747,462,419 (99.9942%)	1,090,735 (0.0058%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
2	To declare a final dividend for the year ended 31 December 2018 (the “2018 Final Dividend”).	18,755,982,992 (99.9983%)	313,565 (0.0017%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
3	(i)To re-elect Mr. Yang Jie as executive director of the Company.	18,539,695,459 (98.8479%)	216,094,382 (1.1521%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(ii)To re-elect Mr. Dong Xin as executive director of the Company.	18,581,482,228 (99.0505%)	178,126,819 (0.9495%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the AGM		No. of Votes (%)
		For	Against
4	(i)To re-elect Dr. Moses Cheng Mo Chi as independent non-executive director of the Company.	16,042,701,660 (85.5337%)	2,713,307,862 (14.4663%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(ii)To re-elect Dr. Yang Qiang as independent non-executive director of the Company.	18,712,648,597 (99.7497%)	46,945,995 (0.2503%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
5

To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the directors to fix their remuneration.

		18,711,821,898 (99.7631%)	44,434,434 (0.2369%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
6

To give a general mandate to the directors of the Company to buy back shares in the Company not exceeding 10% of the number of issued shares in accordance with ordinary resolution number 6 as set out in the notice of the AGM.

		18,744,705,687 (99.9478%)	9,792,808 (0.0522%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the AGM	No. of Votes (%)
	For	Against
7

To give a general mandate to the directors of the Company to issue, allot and deal with additional shares in the Company not exceeding 20% of the number of issued shares in accordance with ordinary resolution number 7 as set out in the notice of the AGM.

	15,591,845,289 (83.1135%)	3,167,846,473 (16.8865%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
8

To extend the general mandate granted to the directors of the Company to issue, allot and deal with shares by the number of shares bought back in accordance with ordinary resolution number 8 as set out in the notice of the AGM.

	15,631,071,024 (83.3227%)	3,128,617,733 (16.6773%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the number of issued shares of the Company was 20,475,482,897 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. No shareholders were required to abstain from voting on the resolutions proposed at the AGM.

Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISE IN RESPECT OF THE 2018 FINAL DIVIDEND

Reference is made to the announcement of the Company dated 21 March 2019 in relation to closure of register of members and withholding and payment of enterprise income tax for non-resident enterprises in respect of the 2018 Final Dividend.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax when it distributes the 2018 Final Dividend to its non-resident enterprise shareholders (including HKSCC Nominees Limited (“HKSCC”)), and the withholding and payment obligation lies with the Company. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2018 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 22 May 2019

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.